Atlas Copco

05011831

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

SEC MAIL PROCESSING
RECEIVED
OCT 17 2005
WASH, D.C. 185 SECTION

Stockholm, Sweden, October 13, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco to acquire compressed air treatment company in the United States

Atlas Copco AB
Group Communications

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Katarina Dahn

Sent by DHL 477 7852 284

G:\Group Communications\RUTINER\SEC letter.doc

For further information please contact:
Bengt Kvarnbäck, Business Area President, Compressor Technique
+ 32 3 870 21 10 or +32 (0)475 313 478

Annika Berglund, Senior Vice President, Group Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco to acquire compressed air treatment company in the United States

Stockholm, Sweden, October 13, 2005: Atlas Copco North America Inc. has signed an agreement to acquire Pneumatech Inc. and ConservAIR Technologies Company LLP, of the United States. The companies have a consolidated turnover of approximately MSEK 140 (MUSD 18) and 175 employees. The expected closing date of the acquisition is October 31, 2005.

Pneumatech Inc. is a manufacturer of compressed air and gas drying and filtration equipment. It has been operating in the air treatment industry since 1966. It has production facilities in the United States and China. ConservAIR, acquired by Pneumatech in 1991, has developed and patented its proprietary line of compressed air management systems. See also www.pneumatech.com.

The acquisition is in line with Atlas Copco's strategy to offer complete solutions to its customers.

"Through the acquisition we will be able to offer our customers a wider and more complete range of air treatment equipment. It also brings our production closer to customers in some key markets, increasing our presence in both the North American and the Chinese markets," says Bengt Kvarnbäck, Business Area President, Atlas Copco Compressor Technique.

Pneumatech and ConservAIR will become part of Atlas Copco Compressor Technique's Industrial Air division. They will continue to operate under the Pneumatech and ConservAIR brand names.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil injected and oil-free air compressors and Quality Air Solutions used in all kinds of industries. Professional aftermarket support and air monitoring are equally part of the added value product offer. By nature and innovative design Industrial Air provides increased customer value and cares for the environment.